Exhibit 99.2
Coral Gold Resources Ltd

Suite 400 – 455 Granville Street
Vancouver, BC  V6C 1T1
Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED May 21, 2010

This Information Circular accompanies the Notice of the 2010 Annual General & Special Meeting of shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value.  There is one class of shares only.  There are issued and outstanding 32,513,391 Common shares.  At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 21st day of May, 2010 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notary certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or at the Head Office of the Company at Suite 400 – 455 Granville Street, Vancouver, British Columbia, V6C 1T1 not less than 48 hours, except Saturdays and holidays, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy.  In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own.  Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

FINANCIAL STATEMENTS

The audited financial statements of the company for the year ended January 31, 2010, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

Management proposes that the number of directors for the Company be determined at five (5) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular	Principal Occupation and if not at present an elected director, occupation during the past five (5) years
Ronald Andrews Mead, WA Director	2010/01/12	Nil	Owner and operator of Andrews Orchards
Gary Robertson(1) (2) (3) Moncton, NB Director	2003/07/17	34,500 (Directly) 139,050 (Indirectly)	Financial Planner
Chris Sampson(1) (2) Vancouver, BC VP Exploration and Director	1996/01/29	66,300	Professional Geologist
David Wolfin(3) West Vancouver, BC President and Director	1997/09/05	218,300 (Directly) 518,800 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers.
Louis Wolfin West Vancouver, BC CEO and Director	1990/07/27	866,801 (Directly) 1,375,800 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers.

(1)	Member of the audit committee.
(2)	Member of the corporate governance committee
(3)	Member of the compensation committee

All of the nominees are residents of Canada, except for Ronald Andrews who resides in the United States.

The Company has an audit committee, a corporate governance committee and a compensation committee the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity.

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan of the Company under which equity securities are currently authorized for issuance is the Stock Option Plan. The Stock Option Plan was previously approved by the shareholders of the Company.  The table below summarizes information in relation to the Common Shares reserved for issuance under the Stock Option Plan as of January 31, 2010.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
Plan Category
Stock Option Plan (approved by security holders)	2,522,500	$1.05	28,827

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Smythe Ratcliffe, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No Informed Persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1
The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1
At least one Member must be “financially literate” as defined under MI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be “independent” as defined under MI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1
The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee.  In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)
performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1
The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2
The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1
Auditing expenses will be funded by the Company.  The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1
At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1
At this time, due to the Company's size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2
The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and/or Experience
Gary Robertson	Yes	Yes	CFP and director of several reporting issuers
Ronald Andrews	Yes	Yes	Master of Political Science
Chris Sampson	No	Yes	Professional Engineer

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending January 31	Audit Fees	Audit Related Fees	Tax Fees(2)	All other Fees(3)
2010(1)	$49,000	Nil	$2,000	$5,000
2009	$44,000	Nil	$1,500	$4,995

(1)	Estimated
(2)	Preparation of Canadian tax returns
(3)	Form 20-F review, Canadian Public Accountability Board fees and review services

Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110.  The Company is a “venture issuer” as that term is defined under NI 52-110.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders.  National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company.  In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices.  This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

The Board is currently comprised of six (6) directors, of whom each of Gary Robertson, Ronald Andrews and Lloyd Andrews are independent for the purposes of NI 58-101.  Mr. Lloyd Andrews will not be standing for re-election.  Chris Sampson is not independent since he serves as VP Exploration of the Company.  David Wolfin is not independent since he is the President of the Company. Louis Wolfin is not independent since he serves as Chief Executive Officer of the Company.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuer
David Wolfin	Avino Silver & Gold Mines Ltd. Berkley Resources Inc. Bralorne Gold Mines Ltd. Cresval Capital Corp. Gray Rock Resources Ltd. Levon Resources Ltd. Mill Bay Ventures Inc.
Louis Wolfin	Avino Silver & Gold Mines Ltd. Bralorne Gold Mines Ltd. Levon Resources Ltd. Cresval Capital Corp.
Lloyd J. Andrews	Avino Silver & Gold Mines Ltd.
Ronald Andrews	North Coast Live Insurance Company Berkley Resources Inc.
Gary Robertson	Avino Silver & Gold Mines Ltd. Bralorne Gold Mines Ltd. Levon Resources Ltd. Mill Bay Ventures Inc. Sage Gold Ltd.
Chris Sampson	Sego Resources Ltd.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct. The Board monitors the ethical conduct of the Company to ensure compliance with applicable legal and regulatory requirements. The Board has found that the foregoing in combination with the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Compensation Committee recommends to the Board the compensation of the Company’s directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

Other Board Committees

The Board has no other committees, other than the Audit Committee, Corporate Governance Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Corporate Governance Committee is to monitor developments in corporate governance, review the Company’s corporate governance policies and procedures, and recommend any required revisions or improvements to the Company’s corporate governance policies and procedures to the Board of directors.

Assessments

Due to the minimal size of the Company's board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Rolling Stock Option Plan

At last year’s Annual General & Special Meeting, the shareholders approved a new rolling stock option plan (the “Stock Option Plan” or “Plan”) authorizing the issuance of incentive stock options to directors, officers,  employees and consultants to an aggregate of 10% of the issued shares from time to time,   The policies of the TSX Venture Exchange (“TSX-V”) require the shareholders to approve the Stock Option Plan each year.  There are currently 32,513,391 shares issued and outstanding, therefore the current 10% threshold is 3,251,339 shares under the Stock Option Plan.

The material terms of the Plan are as follows:

1.
The Board may from time to time authorize the issue of Options to Eligible Persons of the Company and its subsidiaries.  The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date.  The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten (10) years after the Grant Date.  Options shall not be assignable (or transferable) by the Optionee.

2.
The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be that number equal to 10% of the Company's issued share capital from time to time. The number of Shares reserved for issuance under the Plan and all of the Company's other previously established or proposed share compensation arrangements:

(a)	in aggregate shall not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis; and

(b)
to any one Optionee within a 12 month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Company).

3.	The number of Shares which may be issuable under the Plan and all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a)	to all Insiders shall not exceed 10% of the total number of issued and outstanding shares on the Grant Date a non-diluted basis;

(b)
to any one Optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Company);

(c)	to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(d)
to all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis, which Options are to be vested in stages over a one-year period and no more than one-quarter (1/4) of such Options may be vested in any three (3) month period.

4.
If the option holder ceases to be a Director of the Company or ceases to be employed by the Company (other than by reason of death or disability), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities, in accordance with the policies of the TSX-V.

5.
Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12-month period, exceeding 10% of the Company’s issued Common Shares; and (iii) any grant of options to any one individual, within a 12-month period, exceeding 5% of the Company’s issued Common Shares.

6.	Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s Common Shares.

The Plan is subject to annual TSX-V approval.

Reference should be made to the full text of the Plan, which will be made available the Company’s Head Office located at Suite 400 – 455 Granville Street, Vancouver, British Columbia V6C 1T1, until 4:00 pm on the business day immediately preceding the date of the Meeting.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved, and that in connection therewith a maximum of 10% of the issued and outstanding shares at the time of each grant be approved for granting as options and that the board of Directors be and are hereby authorized, without further shareholder approval, to make such changes to the Stock Option Plan as may be required or approved by regulatory authorities.”

The Stock Option Plan must be approved by a majority of the "disinterested" shareholders entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the Exchange.  "Disinterested" shareholders means all shareholders of the Company who are not directors, senior officers, promoters or insiders of the Company, or their associates, as such terms are defined under the Securities Act (British Columbia).  In the event such disinterested shareholder approval is not obtained, the Company will not proceed with the Stock Option Plan.

Acts and Deeds of Directors

Shareholders will be requested to confirm, ratify and approve all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on behalf of the Company during the preceding year.

Unless otherwise directed, it is the intention of the management designees to vote proxies in the accompanying form IN FAVOR of the approval of the resolution approving all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on behalf of the Company during the preceding year.

OTHER MATTERS

Management knows of no other matters to come before the meeting other than those referred to in the Notice of Meeting. However, should any other matters properly come before the MEETING; the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders may contact the Company at Suite 400 - 455 Granville Street, Vancouver, B.C., V6C 1T1 to request copies of the Company’s financial statements and management and discussion and analysis of financial results.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

CORAL GOLD RESOURCES LTD.

“David Wolfin”

_______________________________________
David Wolfin, President